UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild St., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On March 4, 2010, Ellomay Capital Ltd. (the “Company”) issued a press release announcing that it has executed agreements with an Italian contractor, for the design, supply, construction, assembly and commissioning of two photovoltaic plants in Italy. The text of the press release is attached hereto as Exhibit 1.

The Company believes that following the execution of this agreement, it will no longer be deemed a "shell company" as such term is defined under Rule 405 promulgated under the Securities Exchange Act of 1934, as amended, as it will be commencing operations that are more than nominal. The Company will therefore be required to file a Form 20-F within four business days of execution of the agreements describing the material terms of the transaction in more detail.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Director and Chief Executive Officer
Dated: March 4, 2010